Exhibit 11

IBIS TECHNOLOGY CORPORATION

STATEMENT RE:  COMPUTATION OF PER SHARE LOSS

	Years Ended December 31,
	2002		2003		2004
	Diluted	Basic	Diluted	Basic	Diluted	Basic
Loss from:
Continuing operations	$(7,285,705)	$(7,285,705)	$(3,852,162)	$(3,852,162)	$(5,641,172)	$(5,641,172)
Discontinued operations	(6,810,474)	(6,810,474)	(17,597,627)	(17,597,627)	(5,277,369)	(5,277,369)
Net Loss	$(14,096,179)	$(14,096,179)	$(21,449,789)	$(21,449,789)	$(10,918,541)	$(10,918,541)

Weighted average common shares outstanding-	9,207,922	9,207,922	9,727,513	9,727,513	10,665,842	10,665,842

Potential common share equivalents.	—		—		—
Weighted average shares outstanding	9,207,922		9,727,513		10,665,842

Earnings (loss) per common share and common share equivalents:
Continuing operations	$(0.79)	$(0.79)	$(0.40)	$(0.40)	$(0.53)	$(0.53)
Discontinued operations	(0.74)	(0.74)	(1.81)	(1.81)	(0.49)	(0.49)
Net loss	$(1.53)	$(1.53)	$(2.21)	$(2.21)	$(1.02)	$(1.02)